Newmark Group, Inc.

125 Park Avenue

New York, New York 10017

May 24, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Jennifer Gowetski Office of Real Estate and Commodities

Re:	Newmark Group, Inc. Registration Statement on Form S-4
(File No. 333-231616) (the “Registration Statement”)

Dear Ms. Gowetski:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Newmark Group, Inc. hereby requests acceleration of the effective date of the above-referenced Registration Statement so that the Registration Statement becomes effective at 3:00 p.m., Eastern Time, on May 29, 2019, or as soon as practicable thereafter.

Please contact Christopher T. Jensen of Morgan, Lewis & Bockius LLP at (212) 309-6134 with any questions you may have concerning this request. In addition, please notify Mr. Jensen when this request for acceleration has been granted.

                NEWMARK GROUP, INC.

                By: /s/ Michael J. Rispoli

                Name: Michael J. Rispoli

                Title:   Chief Financial Officer

cc:	Stephen M. Merkel, Esq. (Newmark Group, Inc.)
Christopher T. Jensen, Esq. (Morgan, Lewis & Bockius LLP)